November 18, 2010

Georgi Parrik, President
Antaga International Corp.
4405 Powell Avenue
Montreal, QC Canada H4P 1E5

   RE: **Antaga International Corp.**
        Registration Statement on Form S-1
        Filed October 22, 2010
        File No. 333-170091

Dear Mr. Parrik:

     We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide the information required by Item 502(b) of Regulation S-K with respect to the Dealer Prospectus Delivery Obligation.

Prospectus Cover Page

2. Please state that the shares will be offered at the "fixed price" of $0.02 per share. Please also revise "Plan of Distribution" section as well.

Summary

3. We note your statement that "we may need additional funds to operate our business for the next twelve months …." We also note that you plan on spending $20,000 in operations during the next twelve months and that you have $22,335 in total assets. We note your statement in the Plan of Operations section that "we … are dependent upon obtaining financing to continue with our business plan." It appears to us that the company will need additional funds to operate for the next twelve months in light of its financial situation. Please revise or advise.

Risk Factors

4. It would appear that a risk factor should be added to address the company's not having any contacts or operating experience in Scandinavia where the company plans to conduct its business. Please revise or advise.

Because we will distribute our products overseas …, page 7

5. We note your statement that "we will export all our products overseas." We also note your disclosure in the Business section that states you plan on distributing your products in Canada and in Scandinavian Europe. Please revise your statement as appropriate.

Because management has no experience…, page 7

6. Please revise your initial sentence to make clear that the company's sole officer and director has no experience in the nutritional supplements distribution business as indicated in the risk factor itself and elsewhere in the prospectus.

Selling Shareholders, page 10

7. Please add a statement beneath the selling shareholder table to indicate whether or not Eve-Lyn Parrik is related to the company's president, Georgi Parrik, in any manner.

Interests of Named Experts and Counsel, page 14

8. Please revise to identify the law firm who is giving the legality opinion.

Description of Business

General, page 14

9. Please include the statement, "[I]t is likely that we will not be able to achieve profitability and will have to cease operations due to the lack of funding …" in the Summary section of the prospectus.

10. Address the sources and availability of raw materials used in making the company's anticipated nutritional supplement products.

11. We note that the company has an oral agreement with one supplier and that initially, "…we plan to purchase substantially all of our products from MVP…" Please discuss why the company has not entered in to a written definitive agreement given its dependence on this sole source for its products.

12. Please expand your description of business to address in adequate detail how the company, headquartered in Canada, plans to conduct its business of distributing products in Sweden, Finland, Denmark, and Norway. We note that the company plans to hire one salesman in Sweden and one in Finland during the fourth quarter following the filing of the registration statement, and will be looking for sales representatives "who have contacts or working in the industry of nutritional supplements." Does the company plan to conduct all of its business on-line and mail the products directly from Canada, or will warehouse space be rented in Scandinavia, or otherwise? Please fully describe your business plans.

13. Please describe in adequate detail how your business will be set up to distribute the products in Canada.

14. Revise to address the competitive conditions in your industry and the company's competitive position in the industry. Also address the methods of competition.

15. We note from MVP Biotech's website that there are Canadian on-line distributors and numerous retail stores in Canada. Please describe how the company plans to compete with these established entities.

Types of our nutritional supplements, page 15

16. We note references such as "[R]esearch has shown…", "[S]tudies have also shown…", and "[T]here is a strong belief that…" relating to descriptions of the supplements you intend to distribute. Please provide the specific source or basis for the statements or delete them.

Agreement with our supplier, page 16

17. We note your statement that "we have a verbal agreement with a MVP biotech company" and "we have an agreement with the MVP supplier …." Please clarify who the company has an oral agreement with.

18. The statement, "[I]n order to get the highest available discount we will be required to order over 2000 units of product at once and prepay the order" is noted. Please disclose the estimated cost of an initial order.

19. Here or in another appropriate section, disclose the location where the products will be maintained once the company has paid for them, pending shipment to their final destination. Does Mr. Parrik anticipate having the products delivered to the company's office where they will then be shipped out to customers? Are the products shipped directly from the manufacturer? Revise to clarify you product distribution methods.

20. It appears that you have entered into an oral agreement with MVP Biotech. Revise to address all the material terms of your oral agreement with MVP Biotech. Since the company is party to an oral contract that would be required to be filed as an exhibit pursuant to Item 601(b)(10) if it were written, you must provide a written description of the contract as an exhibit to the registration statement. We may have further comment.

Our Supplier, page 16

21. We note your statement that "this enables us to prepare products beyond sports supplements." Revise your statement to clarify that MVP Biotech's NHP license allows MVP Biotech to prepare products beyond sports supplements.

22. We note your reference to MVP Biotech meeting all of the FDA requirements to ship products to the USA. We note you indicate that you will be selling your products in Canada and Europe. Advise us why you included the reference to meeting all of the FDA requirements. We may have further comment.

Target market, page 17

23. Revise to clearly address the company's marketing plans. How will your products be marketed in Canada and Europe? Specifically address whether the company has conducted any market studies in either Canada or Europe.

24. The final paragraph is noted, particularly the idea that "traditional consumers will require more effective, targeted sports nutrition products." To the extent known, please briefly address the company's plans in addressing this market trend.

Sponsorship Agreement, page 18

25. We note a summary of the terms of this agreement. Please revise to address the material terms of this agreement including the duration of the agreement. Identify the fighter the company has a sponsorship agreement with and their sport. Expand your discussion to disclose whether there is a monetary limit per month or per year, associated with the "continual supply of health supplements and clothing listed" to be provided to the fighter or add disclosure of the limitations set forth in Exhibit A to the Sponsorship Agreement.

Compliance with Government Regulation, page 18

26. Please provide specificity with respect to the regulations, rules and directives referred to as they could possibly affect this company. Address in detail the effect of existing or probable governmental regulations on your planned nutritional supplements business.

27. Address the need for governmental approval for the distribution of your planned nutritional supplements. If government approval is required then address the status of the approval within the approval process.

28. Specifically address any governmental regulations regarding the importation of your products into Europe. Also specifically address the applicable European food and drugs regulations. We may have further comment.

Offices, page 18

29. Clarify whether the company has a lease agreement with Georgi Parrik and if there is no lease agreement any consequences to the company from not having an agreement.

30. Discuss the suitability and adequacy of the office facilities.

Market for Common Equity and Related Stockholder Matters

Stock Option Grants, page 19

31. Revise to address whether there are warrants to purchase the company's common stock.

Plan of operations, page 20

32. Considering you have not generated any revenue and your minimal resources, please revise to disclose how you plan to fund your operations for the next 12 months. Your revised disclosure should clearly explain management's plans to ensure that you meet your liquidity needs, including obligations under the sponsorship agreement (Exhibit 10.1) and the ramifications if such needs are not met. Refer to the guidance in Item 303(b) of Regulation S-K and SEC Release 33-8350.

33. Please disclose the source of funds to be used for purchasing the company's initial order of products.

34. It is noted in the description under the initial risk factor, page 6, that the company's president has "informally agreed to advance us funds". Please disclose the potential amount of funding that Mr. Parrik may be willing to advance to the company.

35. Indicate whether the company has any external sources of liquidity.

36. Please revise to provide a more detailed plan of operations and milestones. Discuss with specificity the steps you intend to take in your plan of operation over the next twelve months. In doing so, please identify specific milestones, discuss the estimated costs for achieving these milestones, and provide an anticipated timeframe for completion. Also provide more detail on the costs involved with each milestone.

37. Include a detailed discussion of the costs and obligations associated with the sponsorship agreement you have entered.

38. We note that you plan on a more aggressive level of marketing. Please clarify where you plan on marketing your products. Will you market in just Canada, in just Europe or in both Canada and Europe?

39. Revise to address what your expenses noted in the fourth quarter include.

Available Information, page 21

40. Please revise to provide the information required by Item 101(h)(5) of Regulation S-K.

Biographical Information, page 21

41. Please clarify the reference to "entertainment" company and "entertainment machines".

42. Please provide the disclosure required by Item 401(e) of Regulation S-K regarding the specific experience, qualifications, attributes, or skills that led to the conclusion that each person should serve as a director for the company at the time the disclosure is made.

43. Please revise to address the size of Punchline Quebec, Inc. and clarify its principal business. Also briefly indicate whether Punchline Quebec, Inc. has had revenues and successful operations to date.

Security Ownership of Certain Beneficial Owners… page 23

44. The statement beneath the table should be corrected to show the number of shares issued and outstanding is 4,885,000.

Certain Relationships and Related Transactions, page 23

45. Revise to identify Mr. Parrik's positions with the company.

Financial Statements

General

46. Please provide a currently dated consent from your independent accountant for amendments over 30 days and note the updating requirements of Article 8-08 of Regulation S-X.

Exhibits

Exhibit 5.1 - Legal opinion of Stepp Law Corporation

47. Please revise your legality opinion to indicate that the opinion opines upon Nevada law
    including the statutory provisions, all applicable provisions of the Nevada Constitution
    and all reported judicial decisions interpreting those laws.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities Act
of 1933 and all applicable Securities Act rules require. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective
date of the pending registration statement please provide a written statement from the
company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the
  filing effective, it does not foreclose the Commission from taking any action with
  respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in
  declaring the filing effective, does not relieve the company from its full responsibility
  for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a
  defense in any proceeding initiated by the Commission or any person under the
  federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will
consider a written request for acceleration of the effective date of the registration statement
as confirmation of the fact that those requesting acceleration are aware of their respective
responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as
they relate to the proposed public offering of the securities specified in the above registration
statement. Please allow adequate time for us to review any amendment prior to the requested
effective date of the registration statement.

You may contact Raj Rajan, staff accountant at (202) 551-3388 or Brian Bhandari, accounting reviewer at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Janice McGuirk, examiner at (202) 551-3395 or David Link, legal reviewer at (202) 551- 3356 with any other questions.

Sincerely,

John Reynolds,
Assistant Director

cc: via fax to Thomas E. Stepp, Esq.
(949) 660-9010